SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

2012 Results

Curitiba, Brasil, March 25 2013 – Companhia Paranaense de Energia - Copel (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a company that generates, transmits, distributes and sells power, announces its results for 2012.

Copel’s consolidated balance sheet presents the figures of its wholly-owned subsidiaries (Copel Geração e Transmissão, Copel Distribuição and Copel Telecomunicações), controlled companies and investees. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with accounting practices adopted in Brazil.

Highlights

> Net Operating Revenue: R$ 8,532 million.
> Operating Income: R$ 973 million.
> Net Income: R$ 727 million.
> EPS (Earnings per Share): R$ 2.65.
> EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization): R$ 1,551 million.
> Return on Shareholders’ Equity: 6.0% in the period.
> Growth in Power Supply: 5.5%.

The Company’s shares and main indexes presented the following variations in the period:

Ticker	Price 12/31/2012	Var. % year	Index	Points 12/31/2012	Var. % year
CPLE3 (common/ BM&FBovespa)	R$ 25.20	(23.7)	Ibovespa	60,952	7.4
CPLE6 (preferred B/ BM&FBovespa)	R$ 31.70	(18.5)	IEE	28,792	(11.7)
ELP (ADS/ Nyse)	US$ 15.35	(26.8)	Dow Jones	13,104	7.3
XCOP (preferred B/ Latibex)	€ 11.62	(28.3)	Latibex	2,594	(10.7)

LIST OF CONTENTS

1. General Information	3
Decision on the Extension of Concessions	4
Copel Wins Two Lots in Aneel Transmission Auction 007/2012	4

2. Income Statement	5
2.1 Net Operating Revenue	5
2.2 Operating Costs and Expenses	6
2.3 EBITDA	7
2.4 Equity in the Results of Investees	7
2.5 Financial Results	8
2.6 Consolidated Net Income	8

3. Balance Sheet and Investment Program	8
3.1 Assets	8
3.1.1 Cash, Cash Equivalents and Financial Investments	8
3.1.2 CRC Transferred to the State of Paraná	8
3.1.3 Accounts Receivable Related to the Concession	9
3.1.4 Accounts Receivable Related to the Extension of the Concession	9
3.1.5 Property, Plant and Equipment	9
3.1.6 Intangible Assets	9
3.2 Liabilities and Shareholders’ Equity	10
3.2.1 Debt	10
3.2.2 Payables related to the Concession – Use of Public Property	11
3.3 Investment Program	12

4. Shareholding Structure	12

5. Consolidated Financial Statements	13
5.1 Assets	13
5.2 Liabilities	14
5.3 Income Statement	15
5.4 Cash Flow	16

6. Financial Statements – Wholly-owned Subsidiaries	17
6.1 Assets	17
6.2 Liabilities	18
6.3 Income Statement	19

7. Power Market	20
7.1 Captive Market	20
7.2 Grid Market (TUSD)	20
7.3 Energy Flow	21

8. Supplementary Information	23
8.1 Tariffs	23
8.2 Main Operational and Financial Indicators	24
8.3 2012 Results Conference Call	25

1. General Information

Copel’s net income totaled R$ 726.5 million in 2012, 38.3% down from R$ 1,176.9 million in 2011, due to: (i) adjustments to the balance sheet of Copel Distribuição as determined by the electricity sector regulatory agency, Aneel, related to the 3rd Cycle of the Tariff Revision (net negative impact of R$ 236.6 million –leading to an average tariff reduction of 0.65% for customers, and compliance with Aneel Resolution 474/12 (net negative impact of R$28.1 million), extending the useful life of energy assets; (ii) the change in regulatory assets and liabilities not recognized under IFRS (net negative effect of R$ 82.6 million in 2012, versus a net positive effect of R$ 64.4 million in 2011); and (iii) the adhesion of 790 employees to the Succession and Voluntary Redundancy Program (PSDV) in 2012, which resulted in a net negative effect of R$ 111.4 million.

The table below summarizes the highlights for the period:

Operational Data	2012	2011	Var. %
Energy Sold (GWh)	41,878	41,038	2.0
Copel Distribuição	23,916	23,396	2.2
Copel Geração	17,962	17,642	1.8
Average Rates (BRL / MWh)
Power Purchase Average Rate - Copel Distribuição	115.08	107.22	7.3
Retail Average Rate - Copel Distribuição	245.80	246.79	(0.4)
Sales to Distributors Average Rate - Copel GeT	98.69	93.42	5.6

Economic and Financial Result (R$ thousand)	2012	2011	Var. %
Operating Income	972.7	1,583.9	(38.6)
EBITDA	1,551.1	1,912.3	(18.9)
Adjusted EBITDA by Regulatory Assets and Liabilities	1,676.2	1,814.7	(7.6)
Net Income	726.5	1,176.9	(38.3)
Capex	1,872.4	1,769.2	5.8
Net Debt	1,014.4	540.7	87.6
Shareholders' Net Equity	12,497.5	12,069.5	3.5

Indicators	2012	2011	Var. %
EBITDA Margin	18.2%	24.6%	(26.0)
Adjusted EBITDA Margin	19.6%	23.3%	(15.7)
ROE	6.0%	10.4%	(42.4)
Operating Margin	11.4%	20.4%	(44.1)
Net Margin	8.5%	15.1%	(43.7)
Net Debt / EBITDA (annualized)	0.65	0.28	132.7
Book Value per Share	45.67	44.10	3.6
Netdebt / Shareholders' Net Equity	26.1%	18.0%	45.0
Current Liquidity	1.7	1.8	(5.6)
Earnings per Share (EPS)	2.65	4.30	(38.3)
Values subject to rounding adjustments.

Decision on the Extension of Concessions

The 184th Extraordinary Shareholders’ Meeting, supported by a recommendation made by the Board of Directors at its 109th Extraordinary Meeting, resolved (i) to reject the government agency’s proposal to anticipate the extension of the concession of the power plants Parigot de Souza, Chopim I and Mourão, which expire in 2015, and Rio dos Patos, which expires in 2014, in Aneel Concession Agreement 045/1999, and (ii) to accept the government agency’s proposal to anticipate the extension of the transmission assets in Aneel Concession Agreement 060/2001. This decision took into consideration the cash generating capacity and the strategic dimension of these assets, in both cases preserving the Company's value as much as possible. Aneel Resolution 1395/2012, of December 11, 2012, adjusted the new Annual Permitted Revenue (APR) for the assets of Transmission Concession Agreement 060/2011 from R$ 304.9 million to R$ 116.1 million.

Copel Wins Two Lots in Aneel Transmission Auction 007/2012

In the transmission auction held on December 19, 2012, the Company won the right to build and operate the following projects:

SPC / Subsidiary	TL	State	km	Substation	Partnerships	APR* (R$ milion)	CAPEX * (R$ milion)	Start-Up (months)**
COPEL GeT	LT Assis — Paraguaçu Paulista II SE Paraguaçu Paulista II	SP	37	1	100% COPEL GeT	5.9	57.8	jan/15
Paranaíba Transm. De Energia S.A	Barreiras II - Pirapora II	SP MG GO	967	-	24,5% COPEL GeT 24,5% Furnas 51,0% State Grid	100.5	960.0	36

*ANEEL reference value.
**Related the date of signature of the concession contract

Copel’s management reiterates its commitment to financial discipline in the execution of its growth plan, as the acquired lots have expected returns above the cost of capital.

Extraordinary Tariff Revision

On January 24, 2013, Aneel published Resolution 1431 approving the Extraordinary Tariff Revision arising from Law 12783/2013, which extended the power transmission and generation concessions expiring until 2017, and Provisional Measures 591/2012 and 605/2013. The main changes leading to the tariff reduction were: (a) the allocation of energy quotas, resulting from the generation units whose concessions were renewed, at an average price of R$ 32.81/MWh, (b) the decline in transmission costs, (c) lower industry charges, and (d) removal of subsidies from the tariff structure, with a direct contribution from the National Treasury. The tariffs that reflect the Extraordinary Tariff Revision and the pertinent financial components will come into effect from January 24 to June 23, 2013. COPEL's tariff fell by 19.3% on average.

Payout

The 139th Annual Meeting of Copel’s Board of Directors, held on December 19, 2012, resolved to anticipate R$ 138.1 million as interest on own capital for 2012 as a replacement for dividends, whose amount will be offset at the time the annual dividends for 2012 are defined, as follows: R$ 0.47920 per common share, R$ 2.52507 per class “A” preferred share, and R$ 0.52720 per class “B” preferred share. Payment to shareholders registered as such on January 2, 2013 commenced on January 15, 2013.

The payment of R$ 268.6 million in dividends and interest on own capital will be proposed to the Annual Shareholders’ Meeting to be held on April 25, 2013. This amount already includes the prepayment of R$ 138.1 million in interest on own capital on January 15, 2013.

2. Income Statement

2.1 Net Operating Revenue

In 2012, “net operating revenue” reached R$ 8,532.2 million, 9.7% up on the R$ 7,776.2 million recorded in the previous year. The most important variations were:

(i) the 12.6% increase in revenue from “electricity sales to final customers”, which reflects only actual sales revenues, excluding the distribution grid tariff (TUSD), basically due to the 3.5% upturn in captive market consumption and the tariff increase as of June 24, 2011 (positive average perceived effect of 2.99%), partially offset by the periodic tariff revision as of June 24, 2012 (negative average perceived effect of 0.65%);

(ii) the 12.8% increase in revenue from “electricity sales to distributors”, due to (a) price increases under power purchase agreements in the regulated market (CCEAR); (b) the volume increase in bilateral agreements, and (c) the increase in spot market prices (PLD), which pushed up revenue from the spot market (CCEE);

(iii) the 2.5% upturn in “use of the main transmission grid” item (TUSD and TUST revenue), due to: (a) market growth, (b) Copel Distribuição’s tariff adjustment as of June 24, 2011, partially offset by the periodic tariff revision in effect as of June 24, 2012, and (c) higher interest revenue from transmission assets;

(iv) the 6.3% decline in “construction revenue”, due to the booking of investments in construction services and improvements to electricity distribution and transmission infrastructure;

(v) the 7.2% increase in “telecommunications revenue”, basically due to new customers – the customer base increased from 1,442 at the end of 2011 to 3,141 at the end of 2012;

(vi) the 18.6% increase in “distribution of piped gas” (supplied by Compagas), following tariff adjustments (8.5% as of August 2011, 4.5% as of March 2012 and 8.0% as of August 2012); and

(vii) the 93.3% increase in “other operating revenue”, mainly caused by higher revenue from the lease of the Araucária thermal plant, following contractual adjustments with Petrobras and its dispatch between March and December 2012.

						R$ '000
Income Statement	4Q12 (1)	4Q11 (2)	Var.% (1/2)	2012 (3)	2011 (4)	Var.% (3/4)
Electricity sales to final customers	801,571	593,965	35.0	2,625,509	2,330,828	12.6
Electricity sales to distributors	392,998	383,128	2.6	1,623,507	1,439,831	12.8
Use of main transmission grid (TUSD/ TUST)	628,991	718,884	(12.5)	2,831,101	2,762,368	2.5
Construction revenue	404,992	265,134	52.7	788,260	741,726	6.3
Telecommunication revenue	33,048	29,989	10.2	125,565	117,126	7.2
Distribution of piped gas	85,390	74,314	14.9	325,012	273,933	18.6
Other operating revenue	76,111	28,137	170.5	213,263	110,353	93.3
Net operating revenue	2,423,101	2,093,551	15.7	8,532,217	7,776,165	9.7

2.2 Operating Costs and Expenses

In 2012, operating costs and expenses totaled R$ 7,542.7 million, a 16.5% increase over the R$ 6,472.7 million recorded in 2011, chiefly due to: (i) the 30.4% increase in “electricity purchased for resale”, due to higher costs related to the purchase of energy from Itaipu at auctions (CCEAR) - particularly due to thermal power agreements and on the spot market;

(ii) the 22.1% upturn in “charges for the use of the main transmission grid”, due to the start-up of new assets in the system and higher charges (reserve energy – EER and systems services -ESS), partially offset by the fact that large customers left the basic network;

(iii) in 2012, the “personnel and management” line totaled R$ 1,246.6 million, 26.9% up on 2011. This was driven by: (a) the wage increase of 7.4% as of October 2011 and 5.58% as of October 2012, e (b) the revision of the career and compensation structure as of June 1, 2011. A provision of R$ 168.8 million was recorded for the adhesion of 790 employees to the Succession and Voluntary Redundancy Program (PSDV);

(iv) the balance of “private pension and healthcare plans” reflected the accrual of liabilities pursuant to the 2012 actuarial report on the Healthcare Plan, calculated according to the criteria set by CVM Resolution 600/2009, and the monthly installments of the two plans. For further details, see Note 23 “post-employment benefits" in our Standardized Financial Statements (DFP);

(v) the 18.4% decline in “material and supplies”, mainly reflecting lower purchases of material for the electrical system;

(vi) the “raw material and supplies for energy production” line includes expenses with the acquisition of coal for the Figueira Thermal Power Plant;

(vii) the 32.5% upturn in “natural gas and supplies for the gas business", following higher prices for the natural gas acquired by Compagas to supply third parties, adjusted mainly due to the recent depreciation of the Brazilian currency, and the adjustment of the oil basket, which determines the gas acquisition price;

(viii) the 4.8% increase in “third-party services”, largely due to contractual adjustments and higher expenses with services needed to support expansion and maintenance of the Company’s assets (electrical system and building maintenance, metering, bill delivery and other services);

(ix) the variation in “provisions and reversals” was mainly caused by the restatement of the provision for legal claims involving the Company, in accordance with legal counsel’s opinion, and the R$ 54.5 million provision related to the lawsuit filed by Tradener Ltda. (for further information, see Note 28.1.4(c) in our Standardized Financial Statements), partially offset by the reversal of R$ 37.1 million related to doubtful receivables from the energy sales of Mauá HPP based on a management decision regarding Aneel Order 1611/12;

(x) the "construction cost” line was 5.5% up and reflected the investments in power distribution and transmission; and

(xi) the 17.9% decrease in “other operating costs and expenses ” was due to lower hydro power generation in the period and the decline in losses from the deactivation and sale of assets.

						R$ '000
Operating Costs and Expenses	4Q12	4Q11	Var.%	2,012	2,011	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Electricity purchased for resale	837,010	541,014	54.7	2,807,735	2,152,545	30.4
Charges for the use of main transmission grid	213,187	158,956	34.1	772,361	632,518	22.1
Personnel and management	458,439	305,227	50.2	1,246,599	982,653	26.9
Pension and healthcare plans	61,286	53,514	14.5	182,878	150,845	21.2
Material and supplies	17,320	26,950	(35.7)	69,816	85,610	(18.4)
Raw material and supplies for electricity generation	6,948	4,882	42.3	25,511	25,031	1.9
Natural gas and supplies for the gas business	64,682	54,006	19.8	247,770	186,931	32.5
Third-party services	106,481	115,970	(8.2)	410,059	391,433	4.8
Depreciation and amortization	138,852	145,185	(4.4)	550,588	553,165	(0.5)
Provisions and reversals	105,002	208,235	(49.6)	218,796	289,655	(24.5)
Construction cost	392,698	256,215	53.3	771,912	731,443	5.5
Other operating costs and expenses	61,215	66,941	(8.6)	238,713	290,842	(17.9)
TOTAL	2,463,120	1,937,095	27.2	7,542,738	6,472,671	16.5

2.3 EBITDA

In 2012, EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 1,551.1 million, 18.9% lower than the R$ 1,912.3 million reported in the previous year.

2.4 Equity in the Results of Investees

Equity in the results of investees reflects gains and losses from investments in Copel's investees. In 2012, this figure comprised R$ 53.3 million from Dominó Holdings (Sanepar), R$ 9.4 million from Foz do Chopim Energética, R$ 8.1 million from Dona Francisca Energética and a R$ 59.8 million loss from Sercomtel Telecom, R$ 28.9 million of which related to impairment in 4Q12.

2.5 Financial Results

Financial revenues increased by 12.4%, totaling R$ 648.9 million, due to the monetary restatement (by the IGP-M inflation index for 2012) of accounts receivable related to the concession, interest of 6.65% p.y. and monetary restatement by the IGP-DI inflation index of CRC transferred to the State of Paraná, and the increased interest for late payment on overdue electricity bills, and other financial revenues, particularly those related to the monetary restatement on the effects of the extension of concessions (adjusted by the IPCA consumer price index plus regulatory WACC of 5.59% p.y.), partially offset by the reduction in the average invested capital and the decline in the CDI rate in the period, which resulted in lower returns from financial investments.

Financial expenses totaled R$ 676.8 million, 91.8% higher year on year, chiefly due to the recognition of R$ 401.1 million as a result of the remeasurement of the fair value of Copel Distribuição’s financial assets, due to the 3rd cycle of the tariff revision (R$ 358.5 million) and the new useful life estimates, pursuant to Aneel Resolution 474/12 (R$ 42.6 million).

2.6 Consolidated Net Income

Copel recorded net income of R$ 726.5 million in 2012, 38.3% down on 2011 (R$ 1,176.9 million).

3. Balance Sheet and Investment Program

3.1 Assets

On December 31, 2012, Copel’s assets totaled R$ 21,211.6 million, 12.6% up on December 31, 2011.

3.1.1 Cash, Cash Equivalents and Financial Investments

On December 31, 2012, the cash, cash equivalents and financial investments of Copel’s wholly-owned subsidiaries and controlled companies totaled R$ 2,247.1 million and were mostly invested in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of 100.8% of the Interbank Deposit Certificate (CDI rate) variation in the period.

3.1.2 CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,384.3 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum, whose amortizations are guaranteed by dividends.

3.1.3 Accounts Receivable Related to the Concession

Based on the characteristics established in the electricity distribution and transmission concession contracts, management understands that the conditions for the adoption of Technical Interpretation ICPC-01 – Concession Agreements are met. ICPC-01 sets forth guidelines on the recognition of public service concessions.

3.1.4 Accounts Receivable Related to the Extension of the Concession

Following Copel’s acceptance of the conditions established by the government agency for the anticipation of the extension of the transmission assets (Provisional Measure 579), on November 01, 2012, through Ordinances 578 and 579 and Interministerial Ordinance 580, the Ministry of Mines and Energy announced, in addition to the new APR, the indemnification the Company is entitled to under Transmission Concession Agreement 060, in the amount of R$ 893.9 million (considering only the assets that began operating after May 2000). The indemnification approved for these assets will be received in 30 monthly installments calculated by the Constant Amortization System, adjusted by the IPCA consumer price index plus a weighted average cost of capital (WACC) of 5.59% per year, with the first installment received in January 2013. With the enactment of Law 12783, on January 11, 2013, the government agency reconsidered the right of indemnification for the assets existing on May 31, 2000; however, the indemnification amount has not yet been set. Management assessed these assets using the new replacement value methodology, based on the regulatory prices established by Resolution 758/2009. Management expects this indemnification to come to R$ 160.2 million, which indicates the recoverability of the balances recorded at the end of fiscal year 2012. For further information, please refer to Note 10 in our financial statements.

3.1.5 Property, Plant and Equipment

The Company adopted the deemed cost method to determine the fair value of the fixed assets of generation and telecommunications activities. These fixed assets are depreciated according to the straight-line method based on the annual rates established by Aneel, which are practiced and accepted by the market as adequate, limited to the term of concession, when applicable.

The estimated useful life, residual values and depreciation are reviewed on the closing balance sheet date and the effect of any changes in the estimates is prospectively recognized.

3.1.6 Intangible Assets

This line mostly comprises the intangible assets arising from Copel Distribuição’s concession agreements, consisting of exploration rights of construction and electricity supply services, which will be recovered by billing customers.

3.2 Liabilities and Shareholders’ Equity

Copel’s consolidated debt totaled R$ 3,261.6 million on December 31 2012, representing 26.1% of the shareholders’ equity, which closed 2012 at R$ 12,497.5 million, 3.5% higher than on December 31, 2011 and equivalent to R$ 45.67 per share (book value per share).

3.2.1 Debt

The breakdown of loans, financing and debentures is shown in the table below:

				R$'000
		Short-term	Long-term	Total
Foreign Currency	National Treasury	3,311	56,029	59,340
	Eletrobras	6	5	11
	Total	3,317	56,034	59,351
Domestic Currency	Eletrobras - COPEL	54,204	178,841	233,045
	FINEP	2,014	27,511	29,525
	BNDES/ Banco do Brasil S/A - Mauá	33,131	353,967	387,098
	Banco do Brasil S/A and other	168,624	1,373,235	1,541,859
	Debentures	12,719	997,958	1,010,677
	Total	270,692	2,931,512	3,202,204

Loan, financing and debenture maturities are presented below:

						R$'000
	Short-Term			Long-Term
	Jan/13 - Dec/13	Jan/14 - Dec/14	2015	2016	2017	After 2017
Domestic Currency	270,692	728,741	588,300	757,590	545,038	311,843
Foreign Currency	3,317	1,374	-	-	-	54,660
TOTAL	274,009	730,115	588,300	757,590	545,038	366,503

Copel’s consolidated net debt (loans, financing and debenture less cash) trends are shown below:

3.2.2 Payables related to the Concession – Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

				R$'000
	Elejor	Mauá	Colíder	Total
Current liabilities	47,593	884	-	48,477
Noncurrent liabilities	371,896	12,083	15,101	399,080

3.2.3 Provision for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses.

The balances of the provision for legal claims are as follows:

			R$ '000
Consolidated	Dec/12 (1)	Dec/11 (2)	Var % (1 / 2)
Tax	294,576	281,937	4.5
Labor suits	154,990	128,505	20.6
Employees and Benefits	78,670	58,089	35.4
Civil	576,354	484,041	19.1
Suppliers	68,630	88,003	(22.0)
Civil and administrative claims	176,811	112,059	57.8
Easements	5,964	4,839	23.2
Condemnations and property	317,472	273,647	16.0
Customers	7,477	5,493	36.1
Environmental claims	193	104	85.6
Regulatory	50,925	48,147	5.8
TOTAL	1,155,708	1,000,823	15.5

The cases classified as possible losses, as estimated by the Company and its controlled companies at the end of the year totaled R$ 2,356.3 million distributed in lawsuits of the following natures: tax- R$ 1,227.5 million; civil - R$ 810.8 million; labor - R$ 257.4 million; employee benefits - R$ 41.4 million; and regulatory - R$ 19.2 million.

3.3 Investment Program

Copel’s investments in 2012 and the maximum investment forecast for 2013 are presented below:

			R$ million
	Carried out	Scheduled	Scheduled
	2012	2012	2013
Generation and Transmission*	988.3	1,069.9	925.1
HPP Mauá	162.0	89.1	58.6
HPP Colider	543.5	562.4	449.0
SHP Cavernoso II	58.1	50.6	8.3
TL Araraquara/ Taubaté	-	-	132.8
SE Cerquilho	-	-	37.8
Other	224.7	367.8	238.6
Distribution	778.1	1,105.0	986.4
Telecommunications	79.8	82.5	69.9
TOTAL	1,846.2	2,257.4	1,981.4

* Includes project won by Copel at Auction 007/2012 (lot B), held by Aneel on 12/19/2012, after the approval of the budget by the 139th Ordinary Board of Directors Meeting.

Copel’s investments in new businesses in 2012 (São Bento Energia, Cutia Empreendimentos Eólicos, Costa Oeste Transmissora, Marumbi Transmissora, Transmissora Sul Brasileira, Caiuá Transmissora, Integração Maranhense Transmissora, Matrinchã Transmissora de Energia, Guaraciaba Transmissora de Energia and Paranaíba Transmissora) was R$ 55.1 million. Investments of R$ 647.4 million are planned for 2013.

4. Shareholding Structure

On December 31, 2012, paid-up capital stock totaled R$ 6,910.0 million. The classes of shares (with no par value) and main shareholders are presented below:

Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	-	85,043	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	23.9
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,621	13.5	129	33.9	100,906	78.7	120,656	44.1
BM&FBovespa	19,510	13.4	129	33.9	60,368	47.1	80,007	29.2
NYSE	111	0.1	-	-	40,454	31.6	40,565	14.8
LATIBEX	-	-	-	-	84	0.1	84	-
Other	551	0.4	252	66.1	41	-	844	0.3
TOTAL	145,031	100.0	381	100.0	128,243	100.0	273,655	100.0

5. Consolidated Financial Statements

5.1 Assets

					R$'000
Assets	Dec/12	Sep/12	Dec/11	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	4,699,255	3,538,245	3,702,013	32.8	26.9
Cash and cash equivalents	1,483,137	749,520	1,049,125	97.9	41.4
Bonds and securities	635,501	456,785	582,019	39.1	9.2
Collaterals and escrow accounts	36,812	12,292	2,668
Customers	1,489,173	1,457,214	1,368,366	2.2	8.8
Dividends receivable	9,555	8,342	17,906	14.5	(46.6)
CRC transferred to the State Government of Paraná	75,930	73,018	65,862	4.0	15.3
Account receivable related to concession	5,319	114,631	80,626	(95.4)	(93.4)
Account receivable to the extension of the concession	356,085	-	-
Other current receivables	235,281	233,575	161,313	0.7	45.9
Inventories	124,809	118,952	103,802	4.9	20.2
Income tax and social contribution	193,158	215,663	215,381	(10.4)	(10.3)
Other current recoverable taxes	49,491	80,038	50,357	(38.2)	(1.7)
Prepaid expenses	5,004	18,215	4,588	(72.5)	9.1
NONCURRENT	16,512,299	16,370,580	15,140,006	0.9	9.1
Long Term Assets	6,302,904	6,349,341	5,659,868	(0.7)	11.4
Bonds and securities	128,515	99,951	62,589	28.6	105.3
Collaterals and escrow accounts	43,246	72,811	37,553
Customers	26,171	31,739	32,452	(17.5)	(19.4)
CRC transferred to the State Government of Paraná	1,308,354	1,319,965	1,280,598	(0.9)	2.2
Judicial deposits	574,473	557,859	430,817	3.0	33.3
Account receivable related to concession	2,684,792	3,571,421	3,236,474	(24.8)	(17.0)
Account receivable to the extension of the concession	717,805	-	-
Other noncurrent receivables	22,728	21,812	17,033	4.2	33.4
Income tax and social contribution	19,995	20,209	18,714	(1.1)	6.8
Other noncurrent recoverable taxes	120,189	75,415	77,912	59.4	54.3
Deferred income tax and social contribution	647,804	567,422	465,536	14.2	39.2
Prepaid expenses	8,832	10,737	190	(18)	-
Investments	543,036	590,217	549,158	(8.0)	(1.1)
Property, plant and equipment, net	7,871,849	7,621,397	7,209,123	3.3	9.2
Intangible assets	1,794,510	1,809,625	1,721,857	(0.8)	4.2
TOTAL	21,211,554	19,908,825	18,842,019	6.5	12.6

5.2 Liabilities

					R$'000
Liabilities	Dec/12	Sep/12	Dec/11	Var.%	Var.%
	(1)	(1)	(2)	(1/2)	(1/3)
CURRENT	2,847,818	2,281,889	2,058,821	24.8	38.3
Payroll, social charges and accruals	384,150	268,558	224,095	43.0	71.4
Suppliers	1,136,359	883,927	747,453	28.6	52.0
Income tax and social contribution payable	170,189	199,389	151,790	(14.6)	12.1
Other taxes due	290,896	245,446	288,457	18.5	0.8
Loans and financing	274,009	230,576	116,487	18.8	135.2
Dividends payable	204,780	87,283	135,744	134.6	50.9
Post employment benefits	25,819	22,281	36,037	15.9	(28.4)
Customer charges due	56,498	59,857	70,511	(5.6)	(19.9)
Research and development and energy efficiency	159,599	112,313	156,915	42.1	1.7
Payables related to concession - use of public property	48,477	44,769	44,656	8.3	8.6
Other accounts payable	97,042	127,490	86,676	(23.9)	12.0
NONCURRENT	5,866,238	4,826,759	4,713,670	21.5	24.5
Suppliers	100,996	72,091	108,462	40.1	(6.9)
Tax liabilities	-	-	152	-	-
Deferred income tax and social contribution	615,924	656,597	648,266	(6.2)	(5.0)
Loans and financing	2,987,546	1,994,685	2,057,985	49.8	45.2
Post-employment benefits	502,423	470,045	432,838	6.9	16.1
Research and development and energy efficiency	104,561	139,065	94,649	(24.8)	10.5
Payables related to the concession - use of public property	399,080	400,053	370,442	(0.2)	7.7
Other accounts payable	-	15	53	-	-
Tax, social security, labor and civil provisions	1,155,708	1,094,208	1,000,823	5.6	15.5
SHAREHOLDERS' EQUITY	12,497,498	12,800,177	12,069,528	(2.4)	3.5
Attributed to controlling shareholders	12,232,992	12,540,889	11,826,694	(2.5)	3.4
Stock capital	6,910,000	6,910,000	6,910,000	-	-
Equity valuation adjustments	1,350,002	1,372,707	1,457,081	(1.7)	(7.3)
Legal reserves	571,221	536,187	536,187	6.5	6.5
Retained earnings	3,337,295	2,838,551	2,838,551	17.6	17.6
Additional proposed dividends	64,474	-	84,875	-	(24.0)
Accrued earnings	-	883,444	-	-	-
Attributed to minority shareholders	264,506	259,288	242,834	2.0	8.9
TOTAL	21,211,554	19,908,825	18,842,019	6.5	12.6

5.3 Income Statement

			R$'000
Income Statement	2012	2011	var %
	(1)	(2)	(1/2)
OPERATING REVENUES	8,532,217	7,776,165	9.7
Electricity sales to final customers	2,625,509	2,330,828	12.6
Electricity sales to distributors	1,623,507	1,439,831	12.8
Use of main transmission grid (TUSD and TUST)	2,831,101	2,762,368	2.5
Construction revenue	788,260	741,726	6.3
Telecommunications revenues	125,565	117,126	7.2
Distribution of piped gas	325,012	273,933	18.6
Other operating revenues	213,263	110,353	93.3
Operating costs and expenses	(7,542,738)	(6,472,671)	16.5
Electricity purchased for resale	(2,807,735)	(2,152,545)	30.4
Charges for the use the main transmission grid	(772,361)	(632,518)	22.1
Personnel and management	(1,246,599)	(982,653)	26.9
Pension and health plans	(182,878)	(150,845)	21.2
Material	(69,816)	(85,610)	(18.4)
Material and supplies for energy production	(25,511)	(25,031)	1.9
Natural gas and supplies for the gas operations	(247,770)	(186,931)	32.5
Third party services	(410,059)	(391,433)	4.8
Depreciation and amortization	(550,588)	(553,165)	(0.5)
Provisions and reversals	(218,796)	(289,655)	(24.5)
Construction cost	(771,912)	(731,443)	5.5
Other operating costs and expenses	(238,713)	(290,842)	(17.9)
EQUITY IN RESULTS OF INVESTEES	11,040	55,654	(80.2)
INCOME BEFORE FINANCIAL RESULTS AND TAXES	1,000,519	1,359,148	(26.4)
FINANCIAL RESULTS	(27,821)	224,768	-
Financial income	648,938	577,532	12.4
Financial expenses	(676,759)	(352,764)	91.8
OPERATING INCOME (EXPENSES)	972,698	1,583,916	(38.6)
INCOME TAX AND SOCIAL CONTRIBUTION	(246,178)	(407,062)	(39.5)
Income tax and social contribution	(458,312)	(611,601)	(25.1)
Deferred income tax and social contribution	212,134	204,539	3.7
NET INCOME (LOSS)	726,520	1,176,854	(38.3)
Attributed to controlling shareholders	700,688	1,157,690	(39.5)
Attributed to non-controlling interest	25,832	19,164	34.8
EBITDA	1,551,107	1,912,313	(18.9)

5.4 Cash Flow

		R$'000
Consolidated Cash Flow	2012	2011
Cash flow from operating activities
Net income for the period	726,520	1,176,854
Adjustments to reconcile net income with the cash provided by operating activities	1,225,703	1,227,912
Depreciation	331,333	336,033
Amortization of intangible assets - concession	214,022	214,515
Amortization of intangible assets - other	4,503	1,887
Amortization of investiments - concession rigths	730	730
Unrealized monetary and exchange variations, net	(90,346)	75,630
Accounts receivable tied to the concession fair value´s update	401,104
Remuneration of accounts receivable related to the concession	(396,636)	(330,217)
Equity in earnings of subsidiaries	(11,040)	(55,654)
Income Tax and Social Contribution	458,312	611,601
Deferred Income Tax and Social Contribution	(212,134)	(204,539)
Provision for loss with receivable accounts related to concession	-	-
Provision for doubtful accounts	22,826	75,556
Provision for losses from devaluation of investments	-	398
Provision for tax credit losses	(3,135)	46,802
Provision (reversal) for legal claims	199,105	166,899
Provisions for post employment benefits	196,087	158,251
Provision for research and development and energy efficiency	74,464	68,048
Write off of intangible assets related to concession - goodwill	24,313	25,895
Loss on disposal of investments	-	224
Write off of property, plant, and equipment	3,873	23,091
Write off of intangible assets	8,322	12,762
Loss on disposal of intangible related to concession	-	-
Decrese (increase) in assets	39,146	(28,085)
Increase (reduction) of liabilities	(596,153)	(1,228,785)
Net cash generated by operating activities	1,395,216	1,147,896
Cash flow from investing activities
Bonds and securities	(151,287)	(38,332)
Investment additions to Costa Oeste – net effect of the cash acquired	-	(12)
Investment additions to Cutia – net effect of the cash acquired	-	(4,310)
Investment additions to Cauiá – net effect of the cash acquired	(30)	-
Investment additions to Integração Maranhense - net effect of the cash acquired	(53)	-
Investment additions to Matrinchã - net effect of the cash acquired	(313)	-
Investment additions to Guaraciaba - net effect of the cash acquired	(169)	-
Additions in investments	(7,889)	(39,157)
Additions to property, plant, and equipment	(875,604)	(821,919)
Additions to intangible assets related to the concessions	(840,119)	(808,687)
Additions to other intangible assets	(13,076)	(11,033)
Sale of intangible assets	191
Customer contributions	107,995	94,396
Net cash generated (used) by investing activities	(1,780,354)	(1,629,054)
Cash flow from financing activities
Payment of capital in affiliates by noncontrolling shareholders	-	(30,813)
Loans and financing obtained	81,723	816,431
Debentures Issued	1,000,000	-
Amortization of principal amounts of loans and financing	(37,868)	(48,646)
Amortization of principal amounts of debentures	-	(600,000)
Dividends and interest on own capital paid	(224,705)	(401,105)
Net cash used by financing activities	819,150	(264,133)
Increase (decrease) in cash and cash equivalents	434,012	(745,291)
Cash and cash equivalents at the beginning of the year	1,049,125	1,794,416
Cash and cash equivalents at the end of the year	1,483,137	1,049,125
Variation in cash and cash equivalents	434,012	(745,291)

6. Financial Statements – Wholly-owned Subsidiaries

6.1 Assets

			R$'000
Assets	GeT	DIS	TEL
CURRENT	1,248,335	2,876,268	64,848
Cash and cash equivalents	197,209	1,126,361	26,689
Bonds and securities	291,709	158,837	-
Collaterals and escrow accounts	1,429	34,293	-
Customers	265,623	1,200,251	18,649
Dividends receivable	-	-	-
CRC transferred to the State Government of Paraná	-	75,930	-
Accounts receivable related to the concession	5,319	-	-
Account receivable to the extension of the concession	356,085	-	-
Other current receivables	92,661	126,686	2,437
Inventories	28,299	84,995	10,645
Income Tax and Social Contribution	809	35,868	3,413
Other current recoverable taxes	6,871	31,460	2,671
Prepaid expenses	2,321	1,587	344
NONCURRENT	8,283,035	5,936,535	363,368
Long Term Assets	1,154,718	4,626,774	23,253
Bonds and securities	92,827	35,688	-
Collaterals and escrow accounts	-	43,246	-
Customers	-	26,172	-
CRC transferred to the State Government of Paraná	-	1,308,354	-
Judicial deposits	24,315	276,541	1,036
Accounts receivable related to the concession	262,564	2,383,262	-
Contas a receber vinculadas à prorrogação da concessão	717,805	-	-
Advance payments to suppliers	-	-	-
Other noncurrent receivables	6,413	4,036	-
Other current recoverable taxes	50,794	60,663	8,732
Deferred Income tax and social contribution	-	488,812	13,485
Investments	448,130	4,012	-
Property, Plant and Equipment, net	6,635,206	-	319,141
Intangible Assets	44,981	1,305,749	20,974
TOTAL	9,531,370	8,812,803	428,216

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

6.2 Liabilities

			R$'000
Liabilities	GeT	DIS	TEL
CURRENT	1,482,223	1,987,053	54,748
Payroll, social charges and accruals	114,523	259,725	26,529
Suppliers	419,896	694,903	14,481
Income Tax and Social Contribution payable	139,614	-	-
Other taxes due	50,760	205,330	4,492
Loans and financing	71,654	164,788	53
Debentures	-	12,719	-
Dividends payable	635,489	371,863	7,982
Post employment benefits	6,908	18,004	903
Customer charges due	7,236	49,262	-
Research and development and energy efficiency	14,831	142,936	-
Payables related to concession - use of public property	884	-	-
Other accounts payable	20,428	67,523	308
NONCURRENT	1,832,705	3,224,230	46,462
Intercompany receivables	-	851,237	-
Suppliers	106,175	-	-
Deferred income tax and social contribution	612,870	-	-
Loans, and financing	438,396	609,941	25,559
Debentures	-	997,958	-
Post-employment benefits	130,621	326,987	19,934
Research and development and energy efficiency	43,350	61,211	-
Payables related to the concession - use of public property	27,184	-	-
Tax,social security, labor and civil provisions	474,109	376,896	969
SHAREHOLDERS' EQUITY	6,216,442	3,601,520	327,006
Attributed to controlling shareholders	-	-	-
Capital stock	3,505,994	2,624,841	240,398
Valuation adjustments	1,339,999	1,230	-
Legal Reserves	247,134	135,294	6,706
Retained earnigs	1,123,315	883,575	79,902
Accrued earnings (losses)	-	(43,420)	-
TOTAL	9,531,370	8,812,803	428,216

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

6.3 Income Statement

			R$'000
Income Statement	GeT	DIS	TEL
Operating revenues	2,242,665	5,892,171	172,445
Electricity sales to final customers	137,990	2,490,639	-
Electricity sales to distributors	1,559,997	155,463	-
Use of main transmission grid (TUSD/ TUST)	444,653	2,500,075	-
Construction revenue	59,977	665,601	-
Telecommunications	-	-	166,713
Other operating revenues	40,048	80,394	5,732
Operating costs and expenses	(1,374,149)	(5,968,827)	(139,403)
Electricity purchase for resale	(164,607)	(2,939,447)	-
Use of main transmission grid	(210,118)	(648,501)	-
Personnel and management	(317,712)	(824,102)	(70,253)
Pension and healthcare plans	(44,315)	(126,187)	(8,591)
Material and supplies	(17,934)	(48,296)	(1,800)
Raw material and supplies for electricity generation	(22,641)	-	-
Third-party services	(93,560)	(320,135)	(17,280)
Depreciation and amortization	(254,324)	(192,344)	(28,019)
Provisions and reversals	(80,212)	(118,986)	(4,316)
Construction cost	(43,791)	(665,601)	-
Other operating costs and expenses	(124,935)	(85,228)	(9,144)
Equity in results of investees	16,041	-	-
Income before financial results and taxes	884,557	(76,656)	33,042
Financial Income (expenses)	48,624	5,644	3,444
Earnings before income taxes	933,181	(71,012)	36,486
Operating income	(263,071)	(124,691)	(13,653)
Deferred income tax and social contribution	30,414	152,283	5,174
Net Income	700,524	(43,420)	28,007
EBITDA	1,138,881	115,688	61,061

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

7. Power Market

Copel’s electricity sales to final customers, composed by sales from Copel Distribuição captive market and Copel Geração e Transmissão free market increased 5.5% in 2012.The captive market consumed 23,248 GWh, growing by 3.5%, while Copel Geração e Transmissão’s free market has grown 52.8%, reaching 1,404 GWh in the same period.

7.1 Captive Market

The industrial segment consumed 7,405 GWh, 0.8% down, due to the decline in industrial production as a result of the global economic crisis and the migration of large clients to the free market. At the end of 2012, this segment represented 31.8% of Copel’s captive market, with the company supplying power to 86,717 industrial customers.

The residential segment consumed 6,559 GWh, an increase of 5.4%, led by the higher credit and income growth, as well as above average temperatures, especially in the fourth quarter, which stimulated consumption. At the end of 2012, this segment represented 28.2% of Copel’s captive market consumption, with the company supplying 3,196,457 residential customers.

The commercial segment consumed 5,048 GWh, an increase of 5.9%, due to increasing sales from retailers in the concession area. At the end of the period, this segment represented 21.7% of Copel’s captive market consumption, with the company supplying power to 327,244 customers.

The rural segment consumed 2,025 GWh, growing by 8.2%, mainly due to the excellent performance of agribusiness in the State of Paraná. This segment represented 8.7% of Copel’s captive market consumption at the end of the year, with the company supplying power to 372,640 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 2,211 GWh, 4.2% up in the period. These segments represented 9.6% of Copel’s captive market consumption, totaling 54,512 customers at the end of the period.

The following table shows the captive market for each consumption segment:

						GWh
Segment	4Q12	4Q11	Var. %	2012	2011	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Industrial	1,871	1,863	0.4	7,405	7,467	(0.8)
Residential	1,692	1,534	10.3	6,559	6,224	5.4
Commercial	1,299	1,191	9.1	5,048	4,769	5.9
Rural	513	472	8.6	2,025	1,872	8.2
Other	575	537	7.1	2,211	2,122	4.2
Captive Segment Total	5,950	5,597	6.3	23,248	22,454	3.5

7.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees in the State of Paraná, and all free customers within the Company’s concession area, grew by 2.7%, as shown by the following table:

						GWh
	4Q12	4Q11	Var. %	2012	2011	Var. %
	(2)	(2)	(1/2)	(3)	(4)	(1/4)
Captive Market	5,950	5,596	6.3	23,248	22,454	3.5
Concession and permission holders	163	154	5.8	635	601	5.7
Free Customers (*)	815	730	11.6	3,020	3,139	(3.8)
Grid Market	6,928	6,480	6.9	26,903	26,194	2.7

* Total free customers supplied by COPEL GeT and other suppliers within COPEL DIS’ concession area.

Note that the upturn in Copel Distribuição’s grid market was affected by the migration of large free industrial customers to the basic network at the end of 2011. Excluding the effects of this migration, the grid market grew by 4.7% in 2012.

7.3 Energy Flow

Copel Consolidated

			GWh
	2012	2011	Var.%
Own Generation	18,181	25,789	(29.5)
Purchased energy	31,244	27,434	13.9
Itaipu	5,256	5,278	(0.4)
Auction – CCEAR	19,003	18,342	3.6
Itiquira	914	912	0.2
Dona Francisca	613	617	(0.6)
CCEE (MCP)	942	514	83.3
MRE	2,703	-	-
Proinfa	624	585	6.7
Elejor	1,189	1,186	0.3
Total Available Power	49,425	53,223	(7.1)
Captive Market	23,248	22,454	3.5
Concessionaires	635	600	5.8
Free Customers	1,404	919	52.8
Bilateral Agreements	1,367	1,051	30.1
Auction – CCEAR	15,096	15,466	(2.4)
CCEE (MCP)	128	547	(76.6)
MRE	3,761	8,419	(55.3)
Losses and Differences	3,786	3,768	0.5
Basic network losses	968	1,196	(19.1)
Distribution losses	2,556	2,319	10.2
CG contract allocation	262	253	3.6

Amounts subject to changes after settlement by CCEE
CCEAR: Energy Purchase Agreements in the Regulated Market
MRE: Energy Reallocation Mechanism
CCEE (MCP): Electric Power Trade Chamber (Short-term market)
CG: Center of gravity of the Submarket (difference between billed and energy received from CG)

Copel Geração e Transmissão

			GWh
	2012	2011	Var. %
Own Generation	18,181	25,789	(29.5)
CCEE (MCP)	665	335	98.5
MRE	2,703	-	-
Dona Francisca	613	617	(0.6)
Total Available Power	22,162	26,741	(17.1)
Bilateral Agreements	1,367	1,051	30.0
CCEAR – COPEL Distribuição	1,316	1,327	(0.8)
CCEAR – Other	13,780	14,139	(2.5)
Free Customers	1,404	919	52.8
CCEE (MCP)	96	206	(53.4)
MRE	3,761	8,419	(55.3)
Losses and differences	438	680	(35.7)

Values subject to rounding adjustments.

Copel Distribuição

			GWh
	2012	2011	Var. %
Itaipu	5,256	5,278	(0.4)
CCEAR – COPEL Geração e Transmissão	1,316	1,327	(0.8)
CCEAR – Other	17,451	16,771	4.1
CCEAR - Adjustment auction	236	244	(3.6)
CCEE (MCP)	277	179	54.3
Itiquira	914	912	0.1
Proinfa	624	585	6.7
Elejor S.A	1,189	1,186	0.3
Available Power	27,263	26,482	2.9
Captive market	23,248	22,454	3.5
Wholesale	635	600	5.8
CCEE (MCP)	33	341	(90.4)
Losses and differences	3,347	3,087	8.4
Basic network losses	529	515	2.8
Distribution losses	2,556	2,319	10.2
CG contract allocation	262	253	3.6

Values subject to rounding adjustments.

8. Supplementary Information

8.1 Tariffs

Power Purchase Average Tariff

						R$/MWh
Tariff	Average MW	Dec/12	Sep/12	Dec/11	Var. %	Var. %
		(1)	(2)	(3)	(1/2)	(1/3)
Itaipu*	569	107.63	110.19	98.46	(2.3)	9.3
Auction – CCEAR 2005 – 2012	934	83.43	83.35	79.42	0.1	5.0
Auction – CCEAR 2006 – 2013	452	97.67	97.48	92.98	0.2	5.0
Auction – CCEAR 2007 – 2014	157	139.38	139.38	132.76	-	5.0
Auction – CCEAR 2008 – 2015	69	117.36	117.25	111.72	0.1	5.0
Auction – CCEAR 2010 – H30	66	157.25	157.25	149.78	-	5.0
Auction – CCEAR 2010 – T15**	64	167.19	167.19	159.24	-	5.0
Auction – CCEAR 2011 – H30	58	162.11	162.11	154.40	-	5.0
Auction – CCEAR 2011 – T15**	54	184.34	184.34	175.58	-	5.0
Auction – CCEAR 2012 – T15**	68	165.37	165.37	-	-	-
Others Auctions***	241	150.87	150.85	149.95	-	0.6
Bilaterals	240	163.77	163.80	158.14	-	3.6
Total/ Tarifa Média de Compra	2,972	115.08	115.61	107.22	(0,5)	7.3

* Furnas transport charge not included.
**Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).
*** Products average price.

Sales to Final Customers (Retail) Average Tariff – without ICMS

					R$/MWh
Tariff	Dec/12	Sep/12	Dec/11	Var %	Var %
	(1)	(2)	(3)	(1/3)	(1/3)
Industrial*	220.00	220.63	219.71	(0.3)	0.1
Residential	293.62	286.62	296.51	2.4	(1.0)
Commercial	265.67	263.87	267.77	0.7	(0.8)
Rural	178.04	178.69	177.98	(0.4)	-
Other	206.89	208.03	205.29	(0.5)	0.8
Retail distribution average rate	245.80	243.80	246.79	0.8	(0.4)

* Free customers not included

Sales to Distributors Average Tariff

						R$/MWh
Tariff	Average MW	Dec/12	Sep/12	Dec/11	Var. %	Var. %
		(1)	(2)	(3)	(1 / 2)	(1 / 3)
Auction CCEAR 2005 - 2012	930	83.58	82.89	79.28	0.8	5.4
Auction CCEAR 2006 - 2013	356	98.27	97.23	93.14	1.1	5.5
Auction CCEAR 2007 - 2014	81	112.82	108.60	104.24	3.9	8.2
Auction CCEAR 2008 - 2015	80	116.77	115.40	110.46	1.2	5.7
Auction CCEAR 2009 - 2016	236	132.92	132.51	126.37	0.3	5.2
Concession holders in the State of Paraná	72	147.65	147.51	135.19	0.1	9.2
Total/ Tariff Average Supply	1,755	98.69	97.70	93.42	1.0	5.6

8.2 Main Operational and Financial Indicators

December 31. 2012

Generation
Copel GeT power plants	20 (18 hydro, 1 thermal and 1 wind power plant)
Power plants in which Copel holds an interest	06 (5 hydro and 1 thermal power plant)
Copel GeT’s total installed capacity	4,737 MW
Installed capacity of Copel’s corporate partnerships (1)	606 MW
Copel GeT’s automated and remote-controlled power plants	13
Copel’s corporate partnerships’
automated and remote-controlled power plants	03

Transmission
Transmission lines	2,023 km
Substations	31 (100% automated)
Installed capacity of substations	10,902 MVA

Distribution (up to 230 kV)
Distribution networks and lines	186,365 km
Substations	359 (100% automated)
Installed capacity of substations	10,058 MVA
Number of municipalities served	395(2)
Number of localities served	1,120
Number of captive customers	4.0 million
DEC (outage duration per customer, in hours and hundredths of an hour)	10.3
FEC (outage frequency per customer)	7.8 times

Telecommunications
Fiber optic cables – main ring (interurban)	9,211 km
Self-sustained fiber optic cables (urban)	20,262 km
Number of municipalities served in Paraná	399
Number of municipalities served in Santa Catarina	2
Number of customers	3,141

Administration
Employees (wholly-owned subsidiaries)	9,468
Copel Geração e Transmissão	1,841
Copel Distribuição	7,169
Copel Telecomunicações	458
Customers by employee (Copel Distribuição)	563

Financial
Book value per share	R$ 45.67
EBITDA	R$ 1,551.1 million
Current liquidity ratio	1.7

Note:
(1) Proportional to the interest.
(2) 3 partially served municipalities in the rural area.

8.3 2012 Results Conference Call

Copel will hold its 2012 results conference call

> Wednesday, March 27, 2013, at 2:00 p.m. (US EST)

> Telephone: (+1 516) 300 1066Code: Copel A live webcast of the conference call will be available on: www.copel.com/ir

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (55 41) 3222-2027

Fax: (55 41) 3331-2849

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, future operations, the implementation of relevant operating and financing strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 1, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.